UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2016 Third Quarter Preliminary Operating Results

On October 20, 2016, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the third quarter of fiscal year 2016. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		3Q 2016	2Q 2016	% Change Increase (Decrease) (Q to Q)	3Q 2015*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	6,868,982	5,390,209	27.43	6,971,077	(1.46)
	Cumulative	19,266,681	12,397,699	—	17,623,969	9.32
Net operating profit	Specified Quarter	721,435	625,038	15.42	541,339	33.27
	Cumulative	2,014,380	1,292,945	—	1,475,125	36.56
Profit before income tax	Specified Quarter	761,857	750,353	1.53	568,441	34.03
	Cumulative	2,232,017	1,470,160	—	1,734,705	28.67
Profit for the period	Specified Quarter	577,417	595,383	(3.02)	423,934	36.20
	Cumulative	1,727,034	1,149,617	—	1,375,605	25.55
Profit attributable to shareholders of the parent company	Specified Quarter	564,446	580,363	(2.74)	414,499	36.18
	Cumulative	1,689,813	1,125,367	—	1,351,193	25.06

*	The figures have been restated to reflect a change in the operating results of an affiliate.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		3Q 2016	2Q 2016	% Change Increase (Decrease) (Q to Q)	3Q 2015	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	5,309,256	3,921,653	35.38	5,164,723	2.80
	Cumulative	14,634,921	9,325,665	—	13,098,804	11.73
Net operating profit	Specified Quarter	547,551	456,123	20.04	297,238	84.21
	Cumulative	1,479,266	931,715	—	946,934	56.22
Profit before income tax	Specified Quarter	560,226	458,993	22.06	312,266	79.41
	Cumulative	1,520,684	960,458	—	1,185,477	28.28
Profit for the period	Specified Quarter	421,768	355,937	18.50	233,615	80.54
	Cumulative	1,164,954	743,186	—	963,804	20.87
Profit attributable to shareholders of the parent company	Specified Quarter	421,768	355,937	18.50	233,615	80.54
	Cumulative	1,164,954	743,186	—	963,804	20.87

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 20, 2016	By: /s/ Jungsoo Huh
(Signature)
	Name:	Jungsoo Huh
	Title:	Senior Managing Director